UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Arne Jacobsens Allé 7, 7th floor

DK-2300 Copenhagen S, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 22, 2023, Cadeler A/S (the “Company”) issued a stock exchange announcement announcing that it had received a major shareholder notification regarding Scorpio Holdings Limited’s direct and indirect holding of shares in the Company. A copy of the stock exchange announcement is attached hereto as Exhibit 99.1.

Exhibit List

Exhibit No.	Description
99.1	Stock exchange announcement dated December 22, 2023, regarding major shareholding notification by Scorpio Holdings Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CADELER A/S
(Registrant)

Dated:	December 22, 2023	By:	/s/ Mikkel Gleerup
			Name:	Mikkel Gleerup
			Title:	Chief Executive Officer